

INVEST IN **PACHA**

A rapidly growing organic CPG brand fueled by a super-seed: sprouted buckwheat

livepacha.com San Diego, CA

Female Founder | Food & Beverage | Consumer Goods | B2C | Health & Fitness

Highlights

Fast Growth

Repeat Founder

Revenue growing 2X/yr for at least prior 6 months

Started a prior company with $2M+ in funding or revenue

1. $5M run rate (170% YOY growth)
2. High-velocity sales and nationwide distribution with Whole Foods
3. Profitable E-commerce channel with steady sales and reduced ad spend over time
4. Created by the founder of Boochcraft Organic Hard Kombucha
5. The only bread that checks all of the boxes: Gluten-free, Organic, Vegan, Oil-free, & Allergen-free
6. Our OG recipe has only TWO ingredients: Sprouted Buckwheat and Salt!
7. Leading packaging innovation in the bread category with 100% home-compostable packaging
8. FIRST and ONLY verified regenerative bread sold nationwide (Soil & Climate Initiative Verified)

Featured Investor

Jose Caldera
Syndicate Lead

Follow

Invested $5,000

“As one of the founding members of PACHA and the owner of Trilogy Sanctuary, I’ve believed in this brand from day one. We started PACHA because we saw a real need for clean, nourishing, allergen-friendly bread—and it’s been incredible to watch it grow into a national brand that’s now transforming both the bread and tortilla categories. What excites me most is that PACHA is not just making great products—it’s helping reshape our food system for the better, with regenerative ingredients and compostable packaging at its core. I’m proud to be part of this team and to support PACHA in continuing to scale its impact.”

Our Team



Adam Hiner CEO

Adam has founded 4 companies in the food and beverage space including "Boochcraft" -- the 1st hard kombucha in the world and currently the market leader.



Madeleine Hamann Director of Marketing

A PhD Oceanographer gone rogue in order to take real action towards a sustainable economy. Maddie ramped PACHA revenue from $0 in D2C sales to over $120K monthly in less than 1 year with a conversion rate on the website of over 6%.



Joe & Leila Caldera Lead Investors | Board Members

Our friends joke that everything Joe and Leila touch

turns to gold. Their award-winning, 7-figure vegan restaurant / yoga studio / venue / boutique - Trilogy Sanctuary - is a destination and San Diego favorite.



Mateo Sluder Sales Director

With 10+ years of experience in the natural CPG industry, Mateo grew Guayaki Yerba Mate from $24M to $72M / 40 to 300 employees in 4.5 years. At PACHA, he works to disrupt the category and make sprouted buckwheat a staple in the dynamic gluten-free market



Ahmed Rahim Executive Advisor

Co-Founder of Numi Organic Tea, a global leader in sustainable, fair trade beverages. As an advisor to PACHA, he brings deep experience in building mission-driven CPG brands.



Joe Marshall CFO

Joe is a veteran CFO with 25+ years of experience in finance, operations, and impact investing. As Principal of TBL Capital, he deployed $30M into mission-driven companies and served on multiple boards.



Jordan Frank Direct to Consumer Consultant

12+ years of D2C digital marketing experience. Jordan founded, scaled, and exited two 7-figure digital e-commerce businesses. Former VP of Growth at Graphite Growth, crafting digital growth strategies for Netflix, Upwork, BetterUp, Calm, and Neiman Marcus

PACHA - 2-ingredient super-seed bread

Finally – A high-quality gluten-free bread (and now tortilla) that tastes GOOD...

Let's be honest. The gluten-free aisle has been a wasteland of chalky breads and crumbly tortillas—usually full of gums, seed oils, and mystery ingredients you can't pronounce.

PACHA is changing that.

Our sprouted buckwheat bread is made from just 2 ingredients + organic herbs and spices. No gums. No fillers. No BS. And now, we've taken that same clean, gut-friendly magic and made what we believe is the first-ever sourdough buckwheat tortilla.

It's pliable, nourishing, and actually tastes like real food.

No wonder we hear this all the time: "It's the only bread I can eat."

(And we're already getting that about the tortilla, too.)


Made with just 2 simple ingredients!
PACHA is the only bread for me!!
"I suffer from histamine intolerance and


hashimotos + everything that comes with it. This is the only bread I can tolerate! I just started eating the English muffins and love them! No stomach issues."
-Daleen P.

… made by a company that gives a s$%*.


OUR PURPOSE
TO NOURISH THE HEALTH OF PEOPLE AND THE PLANET WITH REGENERATIVELY GROWN FOOD
OUR VALUES
LEAD WITH LOVE.
STAY CURIOUS.
SEEK BALANCE.
EMBRACE DIVERSITY.
LEAVE IT BETTER.
LIVE PACHA.

At PACHA, we're in the game for a purpose even greater than giving people food that's actually good for their bodies. Our mission is to nourish the health of people AND our planet with nutritious food. Our sprouted buckwheat bread is inclusive to all kinds of dieters — on top of being gluten-free and organic, our products are plant-based and free of the top 9 food allergens. And we are also uncompromising in our commitment to not-just-greenwashed sustainability. We believe that by creating the kind of product and packaging people never knew they could demand, businesses like PACHA can drive real change in a broken food system. Our

ingredients are sourced from regenerative farms that are taking care of our nation's precious topsoil, and our packaging is 100% home-compostable.



Home-compostable Bread Bags!
SOIL & CLIMATE HEALTH
VERIFIED REGENERATIVE
First product **EVER** to obtain Soil Carbon Initiative's Regenerative Product Verification
PASA
Organic & Gluten Free
English Muffins
Bread Loaf
Multi-Seed
Original
"Rye"
Cinnamon Raisin

YOUR POTENTIAL RETURNS



2020
PRE-SEED ROUND
POST-MONEY VALUATION
$407K
2023
SEED ROUND
PRE-MONEY VALUATION
$3.29M
2024
SEED ROUND
PRE-MONEY VALUATION
$10M
2025
SERIES A ROUND
PRE-MONEY VALUATION
2.2x return $22.4M*
2028
SERIES B VALUATION
PRE-MONEY VALUATION
5.5x return $100M*
2030
SERIES C VALUATION
PRE-MONEY VALUATION
8x return $150M*

*Valuations based on 3x projected annual revenue. These are not guaranteed.

Guaranteed Return – Good juju for making a planet-forward investment

YOUR PACHA INVESTMENT PERKS

- **$250** — Gets you 20% off your order
- **$500** — Gets you 30% off your order
- **$1000** — Gets you 50% off your order
- **$2500** — Gets you a T-shirt
- **$5000** — Gets you a baseball cap
- **$10000** — Gets you a tour of the facility

Each perk includes the perks from the lower investment tiers!



Some super exciting news for 2025...

Major Retail Expansion Ahead


SPROUTS FARMERS MARKET
Albertsons
WHOLE FOODS MARKET
COMING
September 2025!
All 460 Stores.
3 SKUs.
COMING
November 2025!
4 Regions.
790 Stores.
3 SKUs.
TORTILLAS
LAUNCH
NATIONWIDE
in December 2025!

PACHA is heading into all Sprouts locations nationwide this September with 3 SKUs (460 Stores). In November, we'll expand into four Albertsons regions (791 stores total). And in December, our sourdough buckwheat tortillas will launch in Whole Foods stores nationwide, marking a major milestone for our fastest-growing product line.

Tortilla Line Automation


ACCUMULATION TABLE (optional roller conveyor)
EMPTY TRAYS RETURN
15'–00"
TRAY PLACEMENT
BUGGY
DEPOSITOR
TRAY PLACEMENT
TABLE
EMPTY PRE-STACKED TRAYS
PERFORATED OVEN TRAYS
PRESS
OVEN RACKS
34" TO 36"
FAJITAS 6 PCS
16.00"
24.00"
STREET TACOS 12 PCS



We are currently building a custom tortilla press to automate our tortilla manufacturing line. Because we make our tortillas with only 2 ingredients and we sprout and ferment them), our process is much different than a typical tortilla manufacturing line. This requires custom equipment which we have designed specifically for our process. Above is a drawing of the equipment (some details withheld). Our throughput will be increasing from 2,000 units per day to over 6,000 units per day with the new press.

And you KNOW we've made some progress since our last raise...

Thanks to our WeFunder investors in 2024, we've made some major strides!

Here's some of the things we've been able to accomplish with their help...

BEFORE AND AFTER

BEFORE AND AFTER
OUR LAST WEFUNDER CAMPAIGN

We Launched Tortillas!



The world's FIRST Sourdough Tortilla
Still made with just 2 simple ingredients!
Launching nationwide in Whole Foods in December!
Will Butner
PACHA Co-founder

We Earned More Shelf Space



BEFORE
AFTER
• 3 SKUs
• 6 SKUs

- Top or bottom shelf placement
- $50k weekly retail sales


WHOLE FOODS MARKET

- Eye-level placement
- $70k weelky retail sales

We Sped Up Our Production

BEFORE



- Manual Process for bag closure
- Expensive labor

AFTER



- Automatic twist and clip
- Saves 16 man hours per day

Our Loaves Got a Glow up



BEFORE

AFTER




ONLY 2 INGREDIENTS!
GLUTEN FREE
SOURDOUGH
BUCKWHEAT BREAD
ORIGINAL
• Tiny slices (2” by 3.5”)
• Different colored packages by SKU
• Larger slices (3.5” by 4”)
• Eye-catching yellow packaging & Easy-to-spot Brand Block!
Just 2 Ingredients!
Organic & Gluten Free
BUCKWHEAT SOURDOUGH
Bread Loaf
Original

Our “Buns” Got a New Name


BEFORE
AFTER
ONLY 3 INGREDIENTS!
GLUTEN FREE
SOURDOUGH BUCKWHEAT BUNS
GLUTEN FREE
SOURDOUGH BUCKWHEAT BUNS
We called it a Bun, and it sold OK
Organic & Gluten Free
BUCKWHEAT SOURDOUGH
English Muffins
Just 2 Ingredients!
Organic & Gluten Free
BUCKWHEAT SOURDOUGH
English Muffins
Original
We re-named it an English Muffin, and it’s now tied with Original Loaf for top seller at WFM

We Started a Cult Following


BEFORE
AFTER
• Only 4 SKUs available on our site
• Online sales driven primarily by Meta Ads
• 10 Premium Special release flavors per year
• Online Revenue and profitability increased while **Meta Ad Spend Decreased**

Otherwise known as... amazing delicious to-die-for exclusive flavor drops!

SO - WHY INVEST NOW?

Real Food is the Future – and PACHA is paving the way.

The biggest shift in food today isn't just about avoiding gluten—it's about returning to real food as real nourishment.

Across the grocery store, consumers are turning away from hyper-processed products and demanding shorter ingredient lists, whole food formulations, and transparency they can feel good about.

-- In the meat aisle, Impossible™ and Beyond™ are losing ground to black bean and lentil burgers.

-- In snacks, ultra-processed protein bars are being replaced by fruit-and-nut bites like RXBAR or LÄRABAR.

-- Even oat milk—once a healthy darling of the dairy-free world—is being re-evaluated for added sugars and processing, with hemp, almond, and sesame milks gaining traction for their simplicity. Brands like Califia are getting wise and removing all gums and seed oils from their formulations.

PACHA is built for this Real Food moment.

Our products don't mimic bread or tortillas. We redefine them by using just two ingredients, sprouted and fermented buckwheat and sea salt, with no gums, no fillers, and no shortcuts. That clarity gives us a strategic edge in winning consumer trust and building long-term brand loyalty.

And we're not just riding a trend—we're positioned to lead in two rapidly growing markets:

The gluten-free bread market is expected to more than double, from $733M in 2024 to $1.73B by 2034, driven by

double, from $733M in 2024 to $1.73B by 2034, driven by rising food sensitivities and demand for bread that's both digestible and delicious.

The U.S. tortilla market, already over $7.1B, is seeing increased demand for non-corn, grain-free options that don't rely on ultra-processed starches or gums. PACHA's sourdough buckwheat tortilla is one of only two certified organic, gluten-free, non-corn tortillas on the market.


GLOBAL GLUTEN FREE MARKET PROJECTIONS
Bread: 9% CAGR
733M
1.73B
$USD (Millions)
2000
1500
1000
500
0
2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034
https://www.factmr.com/report/647/gluten-free-bread-market
Tortillas: 6.4% CAGR
7.1B
13B
$USD (Millions)
14000
12000
10000
8000
6000
4000
2000
0
2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034
https://www.futuremarketinsights.com/reports/gluten-free-tortilla-market

Future projections are not guaranteed.

Our star ingredient, Buckwheat, is on its way to culinary stardom

Buckwheat is having a moment—and we're here for it. Once overlooked, this ancient seed is now gaining traction as the next big thing in plant-based nutrition. Whole Foods Market named buckwheat a top-trending ingredient in their **2024 Trends Report**, citing its versatility, gut-friendliness, and

complete amino acid profile. It's naturally gluten-free, rich in antioxidants, fiber, and magnesium, and has a mild, nutty flavor that works across cultures and categories.

At PACHA, we built our entire product line around sprouted buckwheat—long before it was trending—because it nourishes both people and planet. As the U.S. wakes up to its benefits, we're positioned to lead the charge in bringing buckwheat-based foods to more tables nationwide.


BUCKWHEAT IS ON TREND
Global Market for Buckwheat
Market forecast to grow at CAGR of 4.5%
USD 1.4 Billion
USD 2 Billion
2022
2030
https://www.researchandmarkets.com/reports/5029809
The Next Big Things: Our Top 10 Food Trends for 2024
WHOLE FOODS MARKET
3. Buckle Up for Buckwheat
Gaining popularity as a cover crop to support soil health, buckwheat is a superfood seed containing protein, carbs and fiber. Plus, it's naturally gluten free. You may have seen it in the form of soba noodles, but with more brands on a mission to improve agriculture for your favorite products, you may see buckwheat in everything from plant-based milk alternatives to crackers and granola.

Our Sales at WFM Nationwide are strong, and our partnership is even stronger.

PACHA launched nationwide in Whole Foods in October 2023—and the growth has been incredible. We've doubled our SKUs on shelf (from 3 to 6) and are on pace to nearly double our sales. Our first in-store promotion drove a 60%

lift in unit sales, outperforming industry benchmarks, and we've maintained a 30%+ lift in the weeks since.

Beyond performance, our relationship with Whole Foods runs deep. PACHA is one of a select few brands with a Warrants deal—a partnership reserved for companies Whole Foods sees long-term potential in. Our buyer has shared that PACHA perfectly aligns with their vision of a future rooted in regenerative farming, allergen-friendly innovation, and compostable packaging.

We're proud to be the only organic, gluten-free bread brand on Whole Foods shelves nationwide—and we're just getting started.


SUCCESS AT WHOLE FOODS
YEAR 1
• 3.6 u/s/s/w across all SKUs
• 4.8 u/s/s/w on top SKU
• Doubled from 3 to 6 SKUs in Jan 2025
Sustained Growth & New Adoption
• 67% average unit sales promo lift
• 19% average sustained lift in unit sales & revenue post-promo
• Organic growth outside of promo periods
Weekly Sales (units)
10,000
7,500
5,000
2,500
1/1/24
7/1/24
1/1/25
WHOLE FOODS MARKET
Organic sales growth
Sustained sales lift (post-promo)
New SKUs added
New SKUs: sales bump
Promo periods

Online sales are growing – Even as

we spend less.

PACHA has fulfilled over 130,000 direct-to-consumer orders, generating more than $5.5 million in online revenue to date. And we're doing it more efficiently than ever.

In August of 2024, we began releasing limited-edition seasonal flavors like Pumpkin Spice, Carrot Cake, and Chocolate Cherry. These flavor drops have consistently sold out—often in less than 48 hours—and they've proven to be a powerful engine for growth. They've driven higher average order values, kept our email audience engaged, and allowed us to reduce ad spend while maintaining and even increasing overall revenue.

Our email channel now accounts for 39% of DTC revenue, and 40% of customers return to purchase again, often to grab new flavors or restock on their favorites. Meanwhile, our Meta campaigns remain first-order profitable, with ROAS holding steady even as we pull back on budget.

PACHA's DTC engine is no longer just about acquisition—it's about loyalty, community, and demand we can't keep up with.


PACHA
E-COMMERCE STATISTICS
WEBSITE SALES (GROSS, MONTHLY)
Gross Sales
Ad Spend
200,000
150,000
100,000
50,000
0
Special releases introduced


9/1/2022
11/3/2022
1/1/2023
3/1/2023
5/1/2023
7/1/2023
9/1/2023
11/1/2023
1/1/2024
3/1/2024
5/1/2024
7/1/2024
9/1/2024
11/1/2024
1/1/2025
3/1/2025
5/1/2025

OUR DTC ENGINE: BUILT FOR EFFICIENCY & LOYALTY

- 39% of online revenue comes from email (vs. ~25% industry avg)
- 40%+ repeat purchase rate and 2,000+ active subscribers
- Special flavor drops consistently sell out—often in 24 hours or less
- Email-driven launches reduce ad spend while growing revenue
- Meta ads remain first-order profitable – CAC is actually going **down**
- Website conversion rate of 5.66% (vs. 2.5–3% industry avg)*
- 130,000+ DTC orders to date and $5.5M+ in lifetime online sales

***https://www.bigcommerce.com/articles/ecommerce/conversion-rate-optimization/**

Poised for profitability in 2027

PACHA is entering a phase of rapid, capital-efficient growth across both retail and DTC. With confirmed launches into Sprouts, Albertsons, and a national rollout of our tortillas in Whole Foods, we're projecting significant revenue gains over the next 24 months. Our growth plan anticipates strong year-over-year increases, supported by more efficient operations,

a loyal returning customer base, and a streamlined production model.

We're on track to reach profitability in 2027, with a clear path mapped out through expanded retail distribution, improved margins from automation, and rising reorder volume online. What we need now is the capital to fuel this final stage of growth and take PACHA from scrappy challenger to nationwide staple.

Future projections are not guaranteed.



2025 - INCREMENTAL SALES
Monthly Distributor Revenue
Annual Run Rate (all channels)
PLACEMENTS GUARANTEED
$232K
$4.9M
$302K
$5.7M
$372K
$6.6M
$442K
$7.4M
$592K
$9.2M
CURRENT
SPROUTS
ALBERTSONS
TORTILLAS @ WFM
INDEPENDENTS
$70K / Month ($840K / year) 460 doors / 3 SKUs August 2025 Load-in
$70K / Month ($840K / year) 791 Doors / 3 SKUs October 2025 Load-in
$40K / Month ($480K / year) 520 Stores / 1 SKU November 2025 Load-in
$150K / Month ($1.8M / year) 680 new doors 3-6 SKUs Loading in ongoingly



3-YEAR
Gross Revenue
Gross Profit
Net Income
25,000,000
20,000,000
15,000,000
10,000,000


FORECAST
5,000,000
0
-5,000,000
2025
2026
2027

Forward-looking projections are not guaranteed.

Real Food Made Simple: For Everyone.

Here at PACHA, we specialize in crafting sprouted buckwheat bread and tortillas that make your body, the planet, and your tastebuds happy. We sell 6 varieties of organic sourdough buckwheat bread — Sourdough Buckwheat Loaves in Original Buckwheat, Multiseed, Cinnamon Raisin, and "Rye" varieties as well as Original and Multiseed Sourdough English Muffins – and now we also sell Sourdough Buckwheat Tortillas!

Our topseller and flagship products – the OG Buckwheat Loaf & OG Buckwheat English Muffins – are crafted from only TWO ingredients (sprouted buckwheat and sea salt). For our other flavors, we start with the buckwheat base and add some organic seasonings and herbs, like nutritional yeast and caraway seed. What is guar gum? Who cares – you won't find it (or any other unfamiliar stuff) on our nutrition facts panels. PACHA is a new kind of bread with an emphasis on

inclusivity. We are plant-based, non-GMO, free of the top 9 food allergens, certified gluten-free and organic, and verified regenerative.



PACHA
Organic & Gluten Free
Bread Loaf
Original
Multi-Seed
Cinnamon Raisin
"Rye"
English Muffins

We choose buckwheat as the star ingredient of our products because of its utility as a cover crop in soil-building farm practices, and we source most of our buckwheat from regenerative farms. We source over 70% of our buckwheat from regenerative farmers in Minnesota and North & South Dakota and all of our regular bread offerings are verified Regenerative through the Soil & Climate Initiative. On top of that, each of our products are packed in a home-compostable bread bag made of potato starch and manufactured in the US. Even the clip closure is compostable – it's made from cardboard instead of plastic 👍



COMMITTED TO SUSTAINABILITY


OUR MAIN INGREDIENT
100% Organic Buckwheat
70%+ sourced from verified regenerative farms committed to caring for our nation's topsoil
OUR PACKAGING
Certified Home Compostable
100% recycled cardboard
NO petroleum-based plastic
TOAST ME 2X
Just 2 Ingredients!

Our products are the answer to so many dieters' no-bread conundrum – especially as more people are reaching for foods made from simple, whole ingredients they can trust. But don't just take our word for how delicious our products are. Here's some real feedback from thousands of happy customers:


Mary Jean CA
I'm so glad that I can buy this now at Whole Foods Market in NY! It's so delicious and I'm trying to eat more buckwheat!
Tim C
I've been trying this bread and I like it! Clean!!
Sherri M
Just got my order! OH MY GOODNESS! It is so delicious! Worth every penny.
Mary F
I got my sourdough buckwheat today and it tastes great! I am very happy to have bought this!
Kathleen W
Just received my first order and I love it!!!
Brian H
Got my first loaf in this week and it's great and taste oh so good! Definitely, will be ordering more!
LaToya R
Absolutely LOVE this bread!!!
Marlie S
I haven't had good toast in 3 years because of dietary issues and then I got Pacha
hooray for Avacado toast mornings!
Carol K
I absolutely love this bread! Gluten free, 2 ingredients, low calories!!! I wish you sold it in every store and restaurant!

Founded by beloved plant-based restaurateurs and successful entrepreneurs

PACHA was founded in 2020 as a joint venture between Boochcraft co-founder Adam Hiner, his wife Maddie Hamann, and a team of local plant-based restaurateurs: Trilogy Sanctuary LLC. Trilogy is a beloved rooftop cafe and yoga space in San Diego – the only 100% organic eateries in town with an award-winning Plant-based / Gluten-Free menu. Because they couldn't find a reliable, high-quality gluten-free bread option, Trilogy used funds from its successful high-volume business model to get PACHA off the ground, and Trilogy became PACHA's primary investor. Its owners (Joe Caldera, Leila Caldera, Will Buttner, and Brooke Flynn) sit on PACHA's board of directors to advise and assist with business development and raising capital.


OUR TEAM
FOUNDERS
Brooke Flynn
CO-FOUNDER
Co-owner, Trilogy Sanctuary Certified permaculture designer
Will Buttner
CO-FOUNDER
Founder, Cyber Security Systems Founder, Think Tank Drones
Maddie Hamann
CO-FOUNDER/DIRECTOR
PhD, Scripps Institution of Oceanography Large-scale installation artist / project manager
Adam Hiner
CO-FOUNDER/CEO
Co-founder, Boochcraft Co-founder, Eco-caters
Leila Caldera
CO-FOUNDER
Co-founder, Trilogy Sanctuary Certified Whole Foods Nutritional Counselor
Joe Caldera
CO-FOUNDER
Co-founder, Trilogy Sanctuary Co-founder, Glo Vegan

Day-to-day operations, executive strategy and marketing are

Day-to-day operations, executive strategy, and marketing are managed by husband-and-wife duo Adam & Maddie, while Maddie's brother Thomas leads our production team—which also includes three families on staff. PACHA is truly a family business, and we like it that way. It's part of why we're not raising this money from some faceless VC—we want our growth to reflect our values.

We're also guided by some of the best minds in the industry. Maddie is advised by Kristel Corson, former CMO of Clif Bar, LUNA, and Traditional Medicinals. Adam is advised by Ahmed Rahim, co-founder of Numi Organic Tea. And our sales are led by Mateo Sluder, who helped grow Guayaki Yerba Mate from $24M to $72M in revenue.


VP of Retail Sales
GUAYAKI
Mateo Sluder
• 15 years of CPG sales experience
• VP of Sales, Guayaki Yerba Mate
• Grew Guayaki Sales from $24M to 72M and helped introduce Yerba Mate as a now $1.53B category in North America.
https://www.databridgemarketresearch.com/reports/north-america-yerba-mate-market
Strategic Advisor
NUMI
Ahmed Rahim
Ahmed is an artist, activist, advisor, and serial entrepreneur with 25 years in Organic Food & Beverage. As Co-Founder & CVO of Numi Organic Tea, one of America's largest Organic, Fair Trade tea brands, he brings deep expertise to mission-driven brands. He's also Co-Founder of One Step Closer and serves as a board member and advisor to several CPG companies.
Strategic Advisor
TRADITIONAL MEDICINALS
Kristel Corson
Kristel is a seasoned C-suite executive with a commercial background and a proven track record of driving growth for purpose-driven, better-for-you brands. With her deep understanding of today's conscious consumer and expertise in aligning innovation, marketing, and sales strategies, she has delivered strong business results for brands such as Traditional Medicinals, Clover Sonoma, LeapFrog, Jamba Juice, and Clif Bar & Co.

PACHA is also a great place to work. We pay 25% above minimum wage, and our employee retention rate is high because we've built a culture that values people, purpose, and long-term commitment.

PACHA checks all the boxes


THE ONLY GF BREAD THAT CHECKS ALL THE BOXES

	USDA ORGANIC	Vegan	Super-food	Sprouted	Nut Free	Binder Free	Seed-oil Free	No Added Sugar	Compost-able Package	Certified Regen-erative
PACHA	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Food Life	✗	✓	✓	✓	✓	✗	✗	✗	✗	✗
BASE CULTURE	✗	✗	✓	✗	✗	✗	✓	✓	✗	✗
Julian Bakery	✗	✗	✓	✗	✗	✗	✓	✓	✗	✗
[illegible]	✓	✓	✗	✗	✓	✗	✗	✓	✗	✗
CANYON GLUTEN FREE	✗	✗	✗	✗	✓	✗	✓	✗	✗	✗
udi's	✗	✗	✗	✗	✓	✗	✗	✗	✗	✗

Across the board, PACHA checks all the boxes—while most of our competitors miss the mark. Our bread is one of only two certified organic and gluten-free breads available nationwide. Our new sourdough buckwheat tortillas are one of only two organic, gluten-free tortillas on the market not made from corn.

Both products are also sprouted, plant-based, nut-free, seed-oil-free, sugar-free, and binder-free, and they come in 100% home-compostable packaging. That means no weird ingredients, no allergens, and no plastic waste.


THE ONLY TORTILLA THAT CHECKS ALL THE BOXES



	Organic	Gluten Free	Corn-free	Sourdough/ Fermented	Seed-oil free	Filler and binder free	Flourless	Sprouted	Nut Free	Vegan	Plastic-free packaging	Certified regenerative
PACHA	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
SIETE	✗	✓	✓	✗	✗	✗	✗	✗	✗	✓	✗	✗
La Tortilla Factory	✗	✓	✓	✗	✗	✗	✗	✗	✓	✗	✗	✗
[illegible]	✓	✓	✓	✗	✓	✓	✗	✗	✓	✓	✗	✗
BFree	✗	✓	✗	✗	✗	✗	✗	✗	✓	✓	✗	✗
mission	✗	✓	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗
Food for Life	✗	✓	✓	✗	✗	✗	✗	✗	✓	✓	✗	✗

PACHA is made for the people who—like our founders—had given up on bread (and tortillas). We're here for every shopper who's tired of food wrapped in plastic and stuffed with gums, fillers, seed oils, and glyphosate. We're not just making better bread—we're reimagining what real food can be.

Here's where you come in..

We're opening our third—and most exciting—round of investment on Wefunder to invite our community to grow with us. The first $250,000 of ownership units are priced at $16.43 per unit price. Then the Regular price will be with a pre-money valuation of $22,435,742. Let me know if you have any questions! Thanks!

Your investment will help fuel PACHA's next chapter—

focused on scaling retail sales, launching our tortillas into national grocery chains, and improving packaging efficiency. Specifically:

$520,000 will support retail growth through marketing, promotions, and slotting fees

$100,000 will go toward upgrading our packaging lines for both bread and tortillas

This isn't just an investment in food—it's an investment in a food system rooted in transparency, sustainability, and nourishment. We'd love for you to be part of it.

PACHA is growing fast, fueled by a vision of food that's clean, regenerative, and radically inclusive. Your investment helps us scale that vision—replacing ultra-processed, wasteful products with real nourishment for people and the planet. Let's build it together.